EXHIBIT 11

TELLABS, INC.

COMPUTATION OF PER SHARE EARNINGS

In millions, except per share amounts

	First Quarter
	3/30/07	3/31/06
Numerator:
Net earnings	$25.5	$52.4

Denominator:
Denominator for basic earnings per share -
Weighted average shares outstanding	438.2	449.6
Effect of dilutive securities:
Employee stock options and awards	5.0	10.4

Denominator for diluted earnings per share -
Adjusted weighted average shares outstanding and assumed conversions	443.2	460.0

Net earnings per share – basic	$0.06	$0.12

Net earnings per share – diluted	$0.06	$0.11

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